Morgan Stanley Growth Fund
Results of Special Shareholder Meeting

On August 1, 2006, a Special Meeting of Shareholders of the
Fund was scheduled in order to vote upon an agreement and
plan of reorganization between the Fund and Morgan Stanley
Focus Growth Fund (formerly named Morgan Stanley American
Opportunities Fund). The proposal failed to obtain the
quorum necessary in order to hold the meeting and,
therefore, the meeting was adjourned until August 23, 2006,
and further adjourned to September 27, 2006, to permit
further solicitation of proxies. The meeting was held on
September 27, 2006 and the voting results with respect to
this proposal were as follows:

For........       21,929,9
                        14
Against.......     527,702
Abstain.......     912,387
BNV*                     0

* Broker "non-votes" are shares held in street name for
which the broker indicates that instructions have not been
received from the beneficial owners or other persons
entitled to vote and for which the broker does not have
discretionary voting authority.